[CLIFFORD CHANCE LETTERHEAD]
July 23, 2008
VIA EDGAR AND BY HAND
Ms. Karen J. Garnett
Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Request for Acceleration of Effectiveness Cogdell Spencer Inc. Registration Statement on Form S-3 File No. 333-151496 (the “Registration Statement”)
Dear Ms. Garnett/Mr. Dang:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Cogdell Spencer Inc. (the “Company”), we respectfully request that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 3:00 p.m., Eastern Daylight Time, on July 25, 2008, or as soon thereafter as practicable.
     We acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,
/s/ Jacob A. Farquharson
Jacob A. Farquharson